November 6, 2019

Benjamin Mossman
Chief Executive Officer and President
Rise Gold Corp.
Suite 650 - 669 Howe Street
Vancouver, BC V6C 0B4
Canada

       Re: Rise Gold Corp.
           Registration Statement on Form S-1
           Filed October 31, 2019
           File No. 333-234388

Dear Mr. Mossman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Brad Wiggins, Esq.